                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (AMENDMENT NO. )



                                 GLOBALNET, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                    37940E104
                                 (CUSIP Number)

                            CHARLES P. AXELROD, ESQ.
                             GREENBERG TRAURIG, LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 801-9200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  MAY 22, 2000*
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *   See Explanatory Note on page 4.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

                                  SCHEDULE 13D

CUSIP NO. 37940E104                                            PAGE 2 OF 7 PAGES

--------------------------------------------------------------------------------
          NAME OF REPORTING PERSONS
               ROBERT J. DONAHUE

          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS ###-##-####
    1
--------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                      (b) /X/
    2
--------------------------------------------------------------------------------
          SEC USE ONLY
    3
--------------------------------------------------------------------------------
          SOURCE OF FUNDS*
               AF
    4
--------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                              /X/
    5
--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
               UNITED STATES
    6
--------------------------------------------------------------------------------
                                      SOLE VOTING POWER
                                      8,237,748 SHARES     (SEE ITEM 5)
                                7
                            ----------------------------------------------------
                                      SHARED VOTING POWER
                                        -0-
              NUMBER OF         8
                            ----------------------------------------------------
               SHARES                 SOLE DISPOSITIVE POWER
            BENEFICIALLY              8,237,748 SHARES       (SEE ITEM 5)
              OWNED BY          9
                            ----------------------------------------------------
                EACH                  SHARED DISPOSITIVE POWER
              REPORTING                 -0-
             PERSON WITH       10
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,237,748 SHARES      (SEE ITEM 5)
   11
--------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          (SEE ITEM 5)                  /X/
   12
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          26.40%
   13
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
               IN
   14
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 37940E104                                            PAGE 3 OF 7 PAGES

--------------------------------------------------------------------------------
          NAME OF REPORTING PERSONS
               COLUM P. DONAHUE

          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS ###-##-####
    1
--------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                       (b) /X/
    2
--------------------------------------------------------------------------------
          SEC USE ONLY
    3
--------------------------------------------------------------------------------
          SOURCE OF FUNDS*
               AF
    4
--------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)              / /
    5
--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
               UNITED STATES
    6
--------------------------------------------------------------------------------
                                      SOLE VOTING POWER
                                      2,201,240 SHARES     (SEE ITEM 5)
                                7
                            ----------------------------------------------------
                                      SHARED VOTING POWER
                                        -0-
              NUMBER OF         8
                            ----------------------------------------------------
               SHARES                 SOLE DISPOSITIVE POWER
            BENEFICIALLY              2,201,240 SHARES     (SEE ITEM 5)
              OWNED BY          9
                            ----------------------------------------------------
                EACH                  SHARED DISPOSITIVE POWER
              REPORTING                 -0-
             PERSON WITH       10
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,201,240 SHARES     (SEE ITEM 5)
   11
--------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          (SEE ITEM 5)                                                     /X/
   12
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.90%
   13
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
               IN
   14
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                               PAGE 4 OF 7 PAGES

EXPLANATORY NOTE

         On May 30, 2000 GlobalNet International, Inc. ("GII"), a privately held company of which Robert J. Donahue and Colum P. Donahue (each a "Filing Person" and collectively, the "Filing Persons") were each a principal officer and director, merged into a subsidiary of Rich Earth, Inc. ("Rich Earth") in a "reverse merger" transaction (the "Merger"). As a result of the Merger, GII, continued as the operating entity under the GlobalNet, Inc. ("GlobalNet" or the "Issuer") name, and its historical financial statements replaced those of Rich Earth. Prior to the Merger, Rich Earth filed a Form 10 with the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended (the "Exchange Act") causing Rich Earth to become subject to the reporting requirements under the Exchange Act. Immediately prior to the Merger, Filing Persons were each an officer, director and/or 10% beneficial owner of GII. Immediately after giving effect to the Merger, Filing Persons each became an officer, director and/or 10% beneficial owner of GlobalNet. All of Filing Persons' ownership interests in the Issuer were reported in the Schedule 14C Definitive Information Statement (the "Information Statement") filed with the Commission pursuant to Section 14(c) of the Exchange Act by Issuer (f/k/a Rich Earth). It was only recently, after Issuer engaged a new law firm as its outside counsel, that Filing Persons were advised of their ongoing reporting obligations under the Exchange Act. This filing is being filed in compliance with such ongoing reporting requirements under the Exchange Act. The failure to timely file this filing with the Commission was not willful or deliberate, but rather was the result of Filing Persons not being made aware of the ongoing reporting provisions set forth in the Exchange Act.

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, par value $.001 per share (the "Common Stock"), of GlobalNet, Inc. (the "Issuer" or the "Company"). The Issuer is a Nevada corporation with its principal executive offices located at 1919 South Highland Avenue, Suite 125D, Lombard, Illinois 60148.

ITEM 2.  IDENTITY AND BACKGROUND.

            The name of one of the persons filing this statement is Robert
J. Donahue, 119 West Adams, Villa Park, Illinois 60181. Robert J. Donahue, a United States citizen, is the Chairman and Chief Executive Officer of Issuer. The principal business of Issuer is to provides international voice, data and Internet services over private, managed Internet Protocol (IP) network to international carriers and other communication service providers in the United States and Latin America.

            During the last five years, Robert J. Donahue has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, except for a lawsuit involving DTA Communications LLC (which was owned by Robert J. Donahue and which filed for Chapter 7 bankruptcy in 1997) in which Robert J. Donahue is suing a former customer of DTA Communications LLC for $500,000, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. DTA Communications LLC does not and never did have any relationship with Issuer or any of its subsidiaries.

            The name of the other person filing this statement is Colum P. Donahue, the adult son of Robert J. Donahue, 28572 Route 53, Glen Ellyn, Illinois 60137. Colum P. Donahue, a United States citizen, is the Chief Operating Officer of Issuer. The principal business of Issuer is to provides international voice, data and Internet services over private, managed Internet Protocol (IP) network to international carriers and other communication service providers in the United States and Latin America.

         During the last five years, Colum P. Donahue has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Each Filing Person specifically disclaims any beneficial ownership with respect to the shares of Common Stock of Issuer currently owned and held by the other Filing Person.

                                                               PAGE 5 OF 7 PAGES

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         In connection with the terms of the Merger, Robert J. Donahue received 8,862,748 shares of Common Stock of Issuer in exchange for his GII shares. On June 28, 2000, Robert J. Donahue sold Myron Gushlak, a Managing Director of Imperium Capital (USA), 700,000 shares of Common Stock for $1.00 per share in accordance with a Stock Purchase Agreement dated May 22, 2000, as amended on June 28, 2000 (as amended, the "SPA"). Pursuant to the terms of the SPA, for a period of ten months from the date of the SPA, Robert J. Donahue left an additional 800,000 shares of Common Stock in trust with Venture Law Corporation for purchase by Myron Gushlak at $1.00 per share. As of the date of this filing, no additional shares had been purchased. Thereafter, on December 28, 2000, Robert J. Donahue was granted an additional 75,000 shares of Common Stock vesting 44% on September 15, 2001, 22% on May 15, 2002 and 34% on May 15, 2003.
Robert J. Donahue also maintains options, granted to him under the Company's 2000 Stock Option Plan (the "Plan"), to purchase 250,000 shares of Common Stock at an exercise price of $8.00 per share. 33% is scheduled to vest on May 15, 2001, an additional 33% vests on May 15, 2002 and another 33% vests on May 15, 2003.

         In connection with the terms of the Merger, Colum P. Donahue received 2,126,240 shares of Common Stock of Issuer in exchange for his GII shares. Thereafter, on December 28, 2000, Colum P. Donahue was granted an additional 75,000 shares of Common Stock vesting 44% on September 15, 2001, 22% on May 15, 2002 and 34% on May 15, 2003. Colum P. Donahue also maintains options, granted to him under the Plan, to purchase 200,000 shares of Common Stock at an exercise price of $8.00 per share. 33% is scheduled to vest on May 15, 2001, an additional 33% vests on May 15, 2002 and another 33% vests on May 15, 2003.

ITEM 4   PURPOSE OF TRANSACTION

         As a result of the Merger, 20,000,000 shares of Rich Earth were exchanged for 100% of the common stock of GII. At that time, Filing Persons exchanged their shares in GII for shares of GlobalNet (f/k/a Rich Earth). Immediately upon consummation of the Merger, Robert J. Donahue held 8,862,748 shares of Common Stock of GlobalNet. Upon consummation of the Merger, Filing Persons effectively took control of the resulting company and Robert J. Donahue became Issuer's Chairman, Chief Executive Officer and a Director and Colum P. Donahue became Issuer's Chief Operating Officer and a Director. As a condition to the Merger and upon consummation of the Merger, Robert J. Donahue sold Myron Gushlak 700,000 shares of Common Stock for $1.00 per share in accordance with the SPA. Pursuant to the terms of the SPA, for a period of ten months from the date of the SPA, Robert J. Donahue left an additional 800,000 shares of Common Stock in trust with Venture Law Corporation for purchase by Myron Gushlak at $1.00 per share. As of the date of this filing, no additional shares had been purchased. Currently, after taking into account certain options granted and exercised and additional shares granted to him, Robert J. Donahue holds 8,237,748 shares of Common Stock of GlobalNet. Immediately upon consummation of the Merger, Colum P. Donahue held 2,126,240 shares of Common Stock of GlobalNet. Currently, after taking into account certain options granted and exercised and additional shares granted to him, Colum P. Donahue holds 2,201,240 shares of Common Stock of GlobalNet.

         Except in the ordinary course of business, Filing Persons have not formulated any plans or proposals which would result in: (i) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, (v) any material change in the Issuer's capitalization or dividend policy, (vi) any other material change in the Issuer's business or corporate structure, (vii) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of the Issuer's securities to be deregistered or delisted, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration or (x) any action similar to any of those enumerated above.

                                                               PAGE 6 OF 7 PAGES

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Robert J. Donahue beneficially owns 8,237,748 shares of Common Stock representing 26.40% of the outstanding Common Stock of Issuer. Additionally, Robert J. Donahue has the option, granted to him under the Plan, to purchase 250,000 shares of Common Stock at an exercise price of $8.00 per share. 33% is scheduled to vest on May 15, 2001, an additional 33% vests on May 15, 2002 and another 33% vests on May 15, 2003.

         Colum P. Donahue beneficially owns 2,201,240 shares of Common Stock representing 6.90% of the outstanding Common Stock of Issuer. Additionally, Colum P. Donahue has the option, granted to him under the Plan, to purchase 200,000 shares of Common Stock at an exercise price of $8.00 per share. 33% is scheduled to vest on May 15, 2001, an additional 33% vests on May 15, 2002 and another 33% vests on May 15, 2003.

         Except as otherwise noted, to the knowledge of either Filing Person, neither Filing Person nor any affiliate of the Filing Persons has acquired or disposed of any shares of Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as otherwise noted, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Filing Persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         99.1     Joint Filing Statement (included on Signature Page)

         99.2     Agreement and Plan of Reorganization dated as of March 22,
                  2000 between GII, Rich Earth and GN Acquisition Corp.
                  (incorporated by reference as Exhibit 10.1 to GlobalNet's DEF
                  14C Information Statement filed with the Commission on May 30,
                  2000).

         99.3     Stock Purchase Agreement between Robert J. Donahue and Myron
                  Gushlak dated as of May 22, 2000 (filed herewith).

         99.4     Amended Stock Purchase Agreement between Robert J. Donahue and
                  Myron Gushlak dated as of June 28, 2000 (filed herewith).

                                                               PAGE 7 OF 7 PAGES

SIGNATURE AND JOINT FILING STATEMENT

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

            As required by Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, each Filing Person upon whose behalf this Statement is filed agrees that this Statement is filed on behalf of each of them. Each Filing Person understands that they are responsible for the timely filing of this Statement and any amendments thereto and for the completeness and accuracy of the information concerning such Filing Person contained herein; each Filing Person understands that they are not responsible for the completeness or accuracy of the information concerning the other Filing Persons making this filing unless such Filing Person knows or has reason to believe that such information is inaccurate. This Statement may be executed in more than one counterpart.

                                                      April 6, 2001

                                                       /S/ ROBERT J. DONAHUE
                                                      ----------------------
                                                      Robert J. Donahue

                                                      April 6, 2001

                                                       /s/ COLUM P. DONAHUE
                                                      -----------------------
                                                      Colum P. Donahue